650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

April 30, 2019

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:                                         Bernard Nolan

Folake Ayoola

Re:                            Talend S.A.

Preliminary Proxy Statement on Schedule 14A

Filed April 19, 2019

File No. 001-37825

Ladies and Gentlemen:

On behalf of our client, Talend S.A. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 29, 2019, relating to the above referenced Preliminary Proxy Statement (the “Proxy Statement”) on Schedule 14A filed on April 19, 2019 (File No. 001-37825).

In this letter, we have recited the comments from the Staff in bold and italicized type and have followed each comment with the Company’s response.  References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Preliminary Proxy Statement on Schedule 14A

General

1.              Proposal Nos. 15 to 19 concern financial authorizations that would permit you to issue a material amount of debt securities.  You, however, do not provide the information required by Item 11(e) of Schedule 14A.  Please disclose or incorporate by reference Item 13(a) information, or tell us why you believe this information is not material.  Refer to Item 11 and Item 13 of Schedule 14A.

AUSTIN      BEIJING      BOSTON      BRUSSELS      HONG KONG      LONDON       LOS ANGELES      NEW YORK      PALO ALTO

SAN DIEGO      SAN FRANCISCO      SEATTLE      SHANGHAI      WASHINGTON, DC      WILMINGTON, DE

In response to the Staff’s comment, the Company has revised the disclosure on page 71 of the Proxy Statement to incorporate by reference the information required by Item 11(e) of Schedule 14A. The Company respectfully advises the Staff that the information required under Item 13(a)(6) of Schedule 14A is addressed on page 27 of the Proxy Statement.

2.              Proposal No. 20 indicates that the 2019 Free Share Plan has not yet been authorized by your shareholders.  Please disclose the information required by Item 10(a) of Schedule 14A, or tell us why you believe this information is not required.  Refer to Item 10 and Note A of Schedule 14A.

In response to the Staff’s comment, the Company has revised the disclosure on pages 31, 32, 33 and 34 of the Proxy Statement to disclose the information required by Item 10(a) of Schedule 14A.

**

Please direct any questions or comments regarding this letter to me at (650) 320-4597 or mbaudler@wsgr.com, or my colleague, Andrew D. Hoffman at (650) 849-3240 or ahoffman@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Mark B. Baudler

Mark B. Baudler

cc:                                Michael Tuchen, Talend S.A.

Adam Meister, Talend S.A.

Aaron Ross, Talend S.A.

Andrew D. Hoffman, Wilson Sonsini Goodrich & Rosati, P.C.